# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Doze Inc.
1120 Holland Dr. Ste 10
Boca Raton, FL 33487
https://dozebedding.com

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

## Company:

Company: Doze Inc.
Address: 1120 Holland Dr. Ste 10, Boca Raton, FL 33487
State of Incorporation: FL
Date Incorporated: January 28, 2022

## Terms:

Convertible Promissory Note

Offering Minimum: $20,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $2,500,000.00 in a qualified equity financing.
Maturity Date: December 19, 2026
Valuation Cap: $15,000,000.00
Discount: 20.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $300.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
One vote per share.

Material Rights:

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine noteholders. See 10% Bonus below.

Investment Incentives & Bonuses*

Loyalty Bonus: If you are a predesignated community member of Doze, you are eligible for an additional 20% bonus interest.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 30 days | Doze Luxury Bamboo Eye Mask + 10% bonus interest

Early Bird 2: Invest $5,000+ within the first 30 days | Doze Engraved Water Bottle and Luxury Bamboo Eye Mask + 20% bonus interest

Early Bird 3: Invest $10,000+ within the first 30 days | Doze Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 30% bonus interest

Early Bird 4: Invest $25,000+ within the first 30 days | Doze Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 40% bonus interest

Early Bird 5: Invest $50,000+ within the first 30 days | Doze Complete Bedding Bundle, Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 50% bonus interest

Early Bird 6: Invest $100,000+ within the first 30 days | VIP membership with Doze for exclusive products & discounts, Complete Bedding Bundle, Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 60% bonus interest

Flash Perks:

Flash Perk 1: Invest $5,000+ between day 55 - 60 and receive 10% bonus interest

Flash Perk 2: Invest $5,000+ between day 70 - 75 and receive 10% bonus interest

Amount-Based Perks:

Tier 1 Perk: Invest $1,000+ and receive a Doze Luxury Bamboo Eye Mask + 5% bonus interest

Tier 2 Perk: Invest $5,000+ and receive a Doze Engraved Water Bottle and Luxury Bamboo Eye Mask + 10% bonus interest

Tier 3 Perk: Invest $10,000+ and receive a Doze Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye

Mask + 15% bonus interest

Tier 4 Perk: Invest $25,000+ and receive a Doze Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 20% bonus interest

Tier 5 Perk: Invest $50,000+ and receive a Doze Complete Bedding Bundle, Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 25% bonus interest

Tier 6 Perk: Invest $100,000+ and receive a VIP membership with Doze for exclusive products & discounts, Complete Bedding Bundle, Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 30% bonus interest

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

*Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Doze Inc. will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus rate they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

## The Company and its Business

### Company Overview

Doze Inc. (or the "Company") is a luxury bedding brand focused on making everyday comfort effortless. Doze operates on a direct-to-consumer (D2C) business model, selling its products through its website and Amazon. The Company also has a business-to-business (B2B) presence, partnering with hospitality and retail businesses. Additionally, Doze explores licensing opportunities to expand its reach.

Doze has a registered trademark. Our patent, US18/087,997, is filed, assigned to the Compay, and ready for examination.

### Competitors and Industry

The home bedding market is a large and growing industry, with the US market valued at $25 billion and the global market at $104 billion in 2023. The industry is expected to grow at a CAGR of 7.4% from 2024 to 2030. The fastest-growing segment within the market is bed linens, driven by increasing consumer spending on home furnishings and a growing preference for high-quality, comfortable bedding. The online channel is also experiencing significant growth, as consumers increasingly turn to e-commerce for convenience and a wider selection of products.

The industry leaders are Casper, Bloomingdale, Amazon, and Target. Our main competitors in the space are Boll & Branch, Brooklinen, Cozy Earth, Beddy's, and Beddley. To our knowledge, none of these companies have products with all of our features.

Sources:
-https://www.grandviewresearch.com/industry-analysis/us-home-bedding-market-report
-https://www.grandviewresearch.com/industry-analysis/home-bedding-market

### Current Stage and Roadmap

Doze's flagship product is the quick-change duvet system. This is already in the market and generating sales. In 2024, we introduced new products to our catalog including eyemasks, lightweight inserts, and new color options for existing products.

Doze plans to expand its product line to include sheet sets in 2025. The Company also aims to introduce pillows, mattresses, pet beds, and baby/crib bedding in the future. Doze intends to enter new markets and expand its presence in both the direct-to-consumer (D2C) and business-to-business (B2B) sectors.

## The Team

Officers and Directors

Name: Bryan Ginberg

Bryan Ginberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Principal Accounting Officer and Sole Director
  Dates of Service: December, 2021 - Present
  Responsibilities: Founder & CEO. Responsible for strategic direction and performance of the entire organization. Bryan currently receives a salary of $200K covering living expenses and any potential increases or changes to bonus structures will be determined based on the Company's profitability and capacity to sustain growth.

Other business experience in the past three years:

- Employer: BuzzRx
  Title: SVP Marketing
  Dates of Service: February, 2015 - December, 2023
  Responsibilities: Ran marketing for prescription discount card company

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Convertible Note in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are

hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
As a holder of convertible notes, you will have no voting rights. If the notes convert into Common Stock, you will be a minority holder. As a minority holder, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Convertible Note we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their

money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

## Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Bryan Ginberg | 5,280,000 | Common Stock | 88.0% |

## The Company's Securities

The Company has authorized Common Stock, Carta Pre-Money SAFE, Carta Pre-Money SAFE, and Convertible Promissory Note Series 2024 - CF.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

Carta Pre-Money SAFE

The security will convert into Common stock and the terms of the Carta Pre-Money SAFE are outlined below:

Amount outstanding: $185,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: (a) In the event that the Company issues and sells Preferred Stock in a bona fide transaction or series of transactions with the principal purpose of raising capital for aggregate proceeds of at least US$1,000,000 at a fixed valuation, including but not limited to, a pre-money or post-money valuation (a "Qualified Financing") before the termination of this SAFE, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the lower of (1) the Cap Price or (2) the Discount Price (the "Conversion Price") upon the occurrence of such Qualified Financing.

Material Rights

There are no material rights associated with Carta Pre-Money SAFE.

Carta Pre-Money SAFE

The security will convert into Common stock and the terms of the Carta Pre-Money SAFE are outlined below:

Amount outstanding: $185,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: (a) In the event that the Company issues and sells Preferred Stock in a bona fide transaction or series of transactions with the principal purpose of raising capital for aggregate proceeds of at least US$1,000,000 at a fixed valuation, including but not limited to, a pre-money or post-money valuation (a "Qualified Financing") before the termination of this SAFE, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the lower of (1) the Cap Price or (2) the Discount Price (the "Conversion Price") upon the occurrence of such Qualified Financing.

Material Rights

In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs

and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

Convertible Promissory Note Series 2024 - CF

The security will convert into Common stock and the terms of the Convertible Promissory Note Series 2024 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: December 19, 2026
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: $2,500,000 Qualified Financing - see material rights below

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $2,500,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

## What it means to be a minority holder

As a convertible noteholder of the Company, you will have no voting rights. Even upon conversion of the notes, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

### Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

### Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 6,000,000
  Use of proceeds: Shares issued as part of the formation of the company.
  Date: January 31, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $185,000.00
  Use of proceeds: Research & Development
  Date: September 08, 2023
  Offering exemption relied upon: 506(b)

## Financial Condition and Results of Operations

### Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

### Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was $199,123 compared to $8,356 in 2023. The Company was launched and started marketing efforts which led to this sharp increase in revenue.

Cost of sales

Cost of sales for fiscal year 2024 was $86,876 compared to $4,999 in 2023. The Company was launched and started marketing efforts which led to this increase in spending due to additional sales.

Gross margins

Gross margins for fiscal year 2024 were $112,247. The Company was launched which led to an increase in sales and revenue.

Expenses

Expenses for fiscal year 2024 were $239,900 compared to $85,990 in 2023. The Company was launched and started marketing efforts which led to this increase in expenses. Increases in sales performance meant increasing expenses in shipping, manufacturing, and other related business operations.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are planning to scale the business with the funds raised from this offering. Past cash was primarily generated through SAFE investments and revenue. Our goal is to scale the business, increase hiring, inventory, and marketing efforts and lower acquisition costs.

## Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand as of today, 4/22/2025: $230K.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our growth plans.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3-6 months. This is based on a current monthly burn rate of $30k for expenses related to marketing, overhead, and shipping.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 1-2 years. This is based on a projected monthly burn rate of $100k for expenses related to inventory, marketing, overhead, shipping, and salaries.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including potential future funding rounds.

## Indebtedness

- Creditor: Bryan Ginberg
  Amount Owed: $35,801.41
  Interest Rate: 0.0%
  The nature of the debt comprises a personal loan from the owner of the Company. Although the loan is personal in nature and was not issued with a maturity date, it is classified as a current liability for accounting purposes because it

may be called at any time. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as a current liability.

## Related Party Transactions

- Name of Person: Bryan Ginberg
  Relationship to Company: Sole Director, Officer, and 20%+ owner
  Nature / amount of interest in the transaction: The Company owes Mr. Ginberg $35,801.41, representing a personal loan used to fund business-related expenses, including software, office supplies, meals, and legal fees.
  Material Terms: The loan is non-interest bearing and has no formal maturity date. As such, it is callable at any time and is classified as a current liability on the Company's financial statements. No payments have been made to date.

## Valuation

Valuation Cap: $15,000,000.00

Valuation Cap Details: This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; (ii) there are no outstanding options or warrants; and (iii) no shares are reserved for issuance under a stock plan. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $370,000 in Simple Agreements for Future Equity (SAFEs) outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

## Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Inventory
  27.5%
  We will use 27.5% of funds toward inventory.

- Marketing
  27.5%
  We will use 27.5% of funds towards marketing.

- Overhead
  27.5%
  We will use 27.5% of funds toward overhead.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  29.0%
  We will use 29% of funds toward marketing.

- Inventory
  29.0%
  We will use 29% of funds toward purchasing inventory.

- Company Employment
  24.0%
  We will use 24% of funds toward company employment.

- Fulfillment/Shipping
  11.5%
  We will use 11.5% of funds toward fulfillment and shipping

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://dozebedding.com (www.dozebedding.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/doze

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Doze Inc.

[See attached]

# DOZE, INC.

## REVIEWED FINANCIAL STATEMENTS
## YEARS ENDED DECEMBER 31, 2024 AND 2023
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT ........................................ 1

FINANCIAL STATEMENTS:

Balance Sheets ........................................ 2

Statements of Operations ........................................ 3

Statements of Changes in Stockholders' Equity ........................................ 4

Statements of Cash Flows ........................................ 5

Notes to Financial Statements ........................................ 6

# INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Doze, Inc.
Boca Raton, Florida

We have reviewed the accompanying financial statements of Doze, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 10, 2025
Los Angeles, California

**DOZE, INC.**
**BALANCE SHEETS**
**(UNAUDITED)**

| As of December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| **Current Assets:** | | | | |
| Cash & Cash Equivalents | $ | 56,474 | $ | 131,400 |
| Inventory | | 61,144 | | 105,609 |
| Prepaids and Other Current Assets | | 1,130 | | 312 |
| **Total Current Assets** | | **118,748** | | **237,321** |
| | | | | |
| Property and Equipment, net | | 2,480 | | 4,961 |
| Right-of-Use Asset | | 12,355 | | 47,010 |
| **Total Assets** | **$** | **133,583** | **$** | **289,292** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| **Current Liabilities:** | | | | |
| Credit Cards | $ | 14,954 | $ | 5,654 |
| Current Portion of Related Party Loans | | 35,801 | | 35,801 |
| Lease Liability, current portion | | 12,354 | | 34,900 |
| Other Current Liabilities | | 558 | | 378 |
| **Total Current Liabilities** | | **63,667** | | **76,733** |
| | | | | |
| Simple Agreement for Future Equity | | 223,388 | | 223,388 |
| Lease Liability, net of current portion | | - | | 12,109 |
| **Total Liabilities** | | **287,055** | | **312,230** |
| | | | | |
| **STOCKHOLDERS' EQUITY** | | | | |
| Common Stock | | 120,000 | | 120,000 |
| Accumulated Deficit | | (273,472) | | (142,938) |
| **Total Stockholders' Equity** | | **(153,472)** | | **(22,938)** |
| **Total Liabilities and Stockholders' Equity** | **$** | **133,583** | **$** | **289,292** |

*See accompanying notes to financial statements.*

**DOZE, INC.**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| For the Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ 199,123 | $ 8,355 |
| Cost of Goods Sold | 86,876 | 4,999 |
| **Gross Profit** | **112,247** | **3,356** |
| | | |
| **Operating Expenses** | | |
| General and Administrative | 95,694 | 81,046 |
| Selling and Marketing | 144,206 | 4,944 |
| **Total Operating Expenses** | **239,900** | **85,990** |
| **Net Operating Loss** | **(127,653)** | **(82,634)** |
| | | |
| Interest Expense | 2,881 | 3,749 |
| Other Loss/(Income) | - | 38,388 |
| **Loss Before Provision for Income Taxes** | **(130,534)** | **(124,771)** |
| Provision/(Benefit) for Income Taxes | - | - |
| **Net Loss** | **$ (130,534)** | **$ (124,771)** |

*See accompanying notes to financial statements.*

**DOZE, INC.**

**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**

**(UNAUDITED)**

| | Common Stock | | Accumulated | Total Stockholders' |
|---|---|---|---|---|
| (in , $US) | Shares | Amount | Deficit | Equity |
| **Balance—December 31, 2022** | **1,000** | **$ -** | **$ (18,167)** | **$ (18,167)** |
| Stock Split (per Restated Articles on June 28, 2023 ) | 5,279,000 | - | - | - |
| Stock Issuance | 720,000 | 120,000 | - | 120,000 |
| Net Loss | - | - | (124,771) | (124,771) |
| **Balance—December 31, 2023** | **6,000,000** | **$ 120,000** | **$ (142,938)** | **$ (22,938)** |
| Net Loss | - | - | (130,534) | (130,534) |
| **Balance—December 31, 2024** | **6,000,000** | **$ 120,000** | **$ (273,472)** | **$ (153,472)** |

*See accompanying notes to financial statements.*

**DOZE, INC.**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For the Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net Loss | $ (130,534) | $ (124,771) |
| ***Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities*** | | |
| Depreciation of Property | 2,481 | 2,481 |
| Fair Value in Excess of Stated Value of Derivative Instrument | - | 38,387 |
| Non-Cash Lease Expense | | |
| **Changes in Operating Assets and Liabilities:** | | |
| Inventory | 44,465 | (105,609) |
| Prepaids and Other Current Assets | (818) | 20,468 |
| Credit Cards | 9,300 | 5,654 |
| Other Current Liabilities | 180 | 378 |
| **Net Cash Used In Operating Activities** | **(74,926)** | **(163,012)** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of Property and Equipment | - | (7,442) |
| **Net Cash Used in Investing Activities** | **-** | **(7,442)** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Repayment of Related Party Loan | - | (5,000) |
| Proceeds from Issuance of Stock | - | 120,000 |
| Proceeds from Issuance of Simple Agreement for Future Equity | - | 185,000 |
| **Net Cash Provided by Financing Activities** | **-** | **300,000** |
| | | |
| **Change in Cash & Cash Equivalents** | **(74,926)** | **129,546** |
| Cash & Cash Equivalents —Beginning of The Year | 131,400 | 1,854 |
| **Cash & Cash Equivalents—End of The Year** | **$ 56,474** | **$ 131,400** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash Paid During the Year for Interest | $ 2,881 | $ 3,749 |

*See accompanying notes to financial statement*

## 1. NATURE OF OPERATION

Doze Inc. was incorporated on January 31, 2022, in the state of Florida. The financial statements of Doze, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boca Raton, Florida.

Doze is a company focused on developing innovative sleep solutions to enhance sleep quality. Their flagship product is a smart pillow designed to improve sleep through advanced technology. Doze aims to address common sleep issues by integrating features such as sleep tracking and personalized feedback into its products.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of Presentation**
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash & Cash Equivalents**
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024 and 2023, the Company's cash & cash equivalents did not exceed FDIC insured limits.

**Inventories**
Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods, which are determined using a FIFO (first-in-first-out) method.

**Property and Equipment**
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

| Category | Useful Life |
|---|---|
| Office Equipment | 3 years |

**Impairment of Long-Lived Assets**
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting

from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

**Revenue Recognition**
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at a point-in-time when the goods are delivered to the customer.

**Cost of Sales**
Cost of sales includes the cost of supplies and materials, shipping, etc.

**Income Taxes**
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Leases**
The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred.

**Fair Value of Financial Instruments**
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1*** — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2*** — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3*** — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Advertising & Promotional Costs**
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $144,206 and $4,944, which is included in sales and marketing expenses.

**Subsequent Events**
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 10, 2025, which is the date the financial statements were available to be issued.

## 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

| As of December 31, | 2024 | 2023 |
|---|---|---|
| Money in Transit | 1,130 | 312 |
| **Total Prepaids and Other Current Assets** | **$ 1,130** | **$ 312** |

Other current liabilities consist of the following:

| As of December 31, | 2024 | 2023 |
|---|---|---|
| Tax Payable | 558 | 378 |
| **Total Other Current Liabilities** | **$ 558** | **$ 378** |

## 4. INVENTORY

Inventory consists of the following:

| As of December 31, | 2024 | 2023 |
|---|---|---|
| Finished Goods | 61,144 | 105,609 |
| **Total Inventory** | **$ 61,144** | **$ 105,609** |

## 5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

| As of December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| Office Equipment | $ | 7,442 | $ | 7,442 |
| **Property and Equipment, at cost** | | **7,442** | | **7,442** |
| Accumulated Depreciation | | (4,962) | | (2,481) |
| **Property and Equipment, net** | **$** | **2,480** | **$** | **4,961** |

Depreciation expense for the years ended December 31, 2024 and 2023 was $2,481 and $2,481, respectively.

## 6. LEASES

The Company has an operating lease for business premises. The Company's leases have terms maturing through 2025. Monthly payments range from $3,067 to $3,189 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2024 and 2023 was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024, are as follows:

| As of December 31, | | 2024 |
|---|---|---|
| 2025 | $ | 12,757 |
| 2026 | | - |
| 2027 | | - |
| 2028 | | - |
| Thereafter | | |
| Present Value Discount | | (403) |
| **Total** | **$** | **12,354** |

## 7. DEBT

***SAFE Agreement***

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| | | | | | As of Year Ended December 31, | | | |
|---|---|---|---|---|---|---|---|---|
| **Simple Agreements for Future Equity** | **Borrowing Period** | **Valuation Cap** | **Principal Amount** | **Discount** | | **2024** | | **2023** |
| SAFE - 2023 | 2023 | 10,000,000 | 185,000 | 80% | | 185,000 | | 185,000 |
| Fair Value in Excess of Stated Value of Derivative Instrument | | | | | $ | 38,388 | $ | 38,388 |
| **Total SAFE(s)** | | | | | **$** | **223,388** | **$** | **223,388** |

Equity Conversion: The SAFE will convert into shares of the Company's preferred stock at a discount to the price per share in a future financing round exceeding $[threshold amount] or upon another triggering event as defined in the agreement. Liquidity Event: In the event of a merger, acquisition, or initial public offering, the SAFE may convert into common stock or entitle the investors to a cash payout, depending on the terms specified.

Dissolution Event: If the Company dissolves or winds up before a conversion event, SAFE holders will be entitled to a portion of the remaining assets, subordinated to the rights of creditors but senior to common stockholders. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

**Related Party Loans**

During the years presented, the Company borrowed money from the shareholder, Bryan Ginberg. The details of the loan from the owner are as follows:

| | | | | As of December 2024 | | | As of December 2023 | | |
|---|---|---|---|---|---|---|---|---|---|
| Owner | Principal Amount | Interest Rate | Maturity Date | Current Portion | Non-Current Portion | Total Indebtedness | Current Portion | Non-Current Portion | Total Indebtedness |
| Bryan Ginberg | $ 40,801 | 0% | No set maturity | $ 35,801 | $ - | $ 35,801 | $ 35,801 | $ - | $ 35,801 |
| **Total** | | | | **$ 35,801** | **$ -** | **$ 35,801** | **$ 35,801** | **$ -** | **$ 35,801** |

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as a current liability.

## 8. EQUITY AND CAPITALIZATION

**Common Stock**

The Company is authorized to issue 10,000,000 shares of common stock with no par value. As of December 31, 2024, and 2023, 6,000,000 shares of common stock have been issued and were outstanding.

## 9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

| For the Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| Net Operating Loss | $ (33,231) | $ (22,678) |
| Valuation Allowance | 33,231 | 22,678 |
| **Net Provision For Income Tax** | **$ -** | **$ -** |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, and December 31, 2023 are as follows:

| As of December 31, | 2024 | 2023 |
|---|---|---|
| Net Operating Loss | $ (60,535) | $ (27,303) |
| Valuation Allowance | 60,535 | 27,303 |
| **Total Deferred Tax Asset** | **$ -** | **$ -** |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax

assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $237,783. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

## 10. CONTINGENCIES AND COMMITMENTS

***Contingencies***

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

***Litigation and Claims***

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 11. RELATED PARTY TRANSACTIONS

The Company borrowed $40,801 from its shareholder, Bryan Ginberg, under a non-interest-bearing loan with no defined maturity date. As of December 31, 2024, and December 31, 2023, the outstanding loan balance is $35,801.

## 12. SUBSEQUENT EVENTS

In 2025, the Company launched a crowdfunding campaign, issuing a convertible note and raising $302,947 to date. The note matures in December 2026 and carries an annual interest rate of 5%.

## 13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $127,653, an operating cash flow loss of $74,926 and liquid assets in cash of $56,474, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF DOZE BEDDING

# The Easy Way To Duvet

Doze offers luxury bedding solutions that simplify the hassle of making the bed with an easy-change duvet system. With early-stage traction in the $25 billion U.S. bedding market, Doze has been featured on ABC's The View and in Travel & Leisure magazine.

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Invest Now


THE EASY WAY TO DUVET
doze

$304,292.29 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

Invest Now
5.0% Interest Rate

| | |
|---|---|
| RAISED | INVESTORS |
| $304,292.29 | 38 |
| MIN INVEST | VALUATION CAP |
| $300 | $15M |

## REASONS TO INVEST

**Innovative Solutions:** Doze is an innovative, quick-change duvet created to simplify the bed making process. Weaving together luxury fabrics with an easy-way-to-duvet design, Doze optimizes time, comfort, and convenience.

**Market Potential:** Tapping into the growing $25 billion U.S. bedding market, Doze targets a diverse customer base, including the 143 million adults who purchased bedding in the past year. (*Source*)

**Strong Early Traction:** Since launching, Doze has generated notable sales, including over $100,000 from a single feature on ABC's The View.

## TEAM



**Bryan Ginberg • Founder, CEO, Principal Accounting Officer, and Sole Director**

Bryan Ginberg is the visionary behind Doze. With over 16 years of experience in the marketing world—ranging from digital strategy to e-commerce—Bryan has honed his expertise in startup environments, developing and scaling brands across various channels. The idea for Doze stemmed from a personal frustration with the tedious process of changing duvet covers. Tired of the constant struggle, Bryan set out to create a simpler, faster solution—and Doze's quick-change duvet system was born. Under his leadership, Doze has already earned recognition, seen on The View, Veranda and Travel & Leisure, where the brand was highlighted as one of the top luxury duvet covers of 2024. Bryan leads with a customer-first mindset, focusing on creating practical, high-quality products that solve real-life problems.

Read Less

### THE PITCH

Doze offers luxury bedding solutions that simplify the hassle of making the bed with an easy-change duvet system. With early-stage traction in the $25 billion U.S. bedding market, Doze has been featured on ABC's The View and in Travel & Leisure magazine.


doze
Luxury Bedding Without the Hassle

### THE PROBLEM

## Changing a Duvet is the Worst


Tying
Buttoning
Stuffing
Fluffing

Making the bed can feel like a chore, especially when it comes to changing the duvet cover—a task many find cumbersome and frustrating. This hassle detracts from the enjoyment of a well-made bed, which should be a source of comfort and relaxation. Additionally, the bedding industry has long been dominated by products that compromise on quality for convenience, leaving consumers with limited choices that fail to meet their needs.

OUR SOLUTION

# The Quick-Change Duvet System



Step 1:
Unzip
Step 2:
Insert
Step 3:
Snap
Step 4:
Zip

Doze has a proprietary design that is solving the biggest annoyance in bedding—changing the duvet. Doze's duvet cover is crafted with a three-sided zipper, making the insert easily and fully accessible for a fast, easy change. The smooth gliding zipper performs faster than buttons for an effortless open/close and prevents laundry from getting stuck in the cover while washing and drying. Doze's design eliminates antiquated and frustrating ties—integrated snaps fasten the cover through the insert for a tight hold to avoid separating for even blanket distribution all night.



The **3-sided opening** gives you the ability to **lay your insert flat** in the cover.



The cover **snaps through** the insert's corner openings, **eliminating ties** and providing the **fastest duvet change** possible.



Top-Quality No. 5 YKK zipper allows you to **smoothly close** the duvet cover **more quickly and efficiently than buttons**.

By prioritizing both convenience and quality, we provide a solution that caters to a diverse range of lifestyles—from busy parents to individuals with mobility challenges. No more stuffing, fluffing, shaking, buttoning, or tying involved. Doze is designed to not only enhance the bed-making experience but also elevate the overall comfort of your sleeping environment, making life a little easier and a lot more enjoyable.

THE MARKET & OUR TRACTION

## Target Market: Disrupting a Steady Industry



143 Million
(US Adults, 35-50, who purchased bedding in 2023)
Global Bedding Market
Online v. Retail 2023
Online 35%
Retail 65%
$104B
Global Home Bedding Market
$25B
US Home Bedding Market
US Bedding Market
Estimated CAGR 7.1%
50.0
40.0
30.0
20.0
10.0
0.0
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

## Covers and Gains: Our Snuggly Success!


AP
BUSINESS INSIDER
TRAVEL+ LEISURE
NEWS NATION
VERANDA
MarketWatch
THE VIEW

Doze has gained considerable traction since our launch, leveraging media recognition and customer satisfaction to make impressive strides in the luxury bedding market. Notably, Doze was featured on *ABC's The View*, where we achieved over $100,000 in sales within a single flash sale event, underscoring strong consumer demand and market readiness. In addition to this success, Doze's product line has earned accolades from reputable publications, with *Travel & Leisure* naming us as one of the best duvets of 2024 (Source), *Veranda* awarding us "Best Bundle" (Source), and *News Nation* (Source) and *WFLA Tampa* (Source) highlighting Doze as a top choice for superior sleep solutions.

## One of The Most Comfortable & Convenient Bedding... Ever.


★★★★★
Completely Satisfied
I love everything from the ease of insertion, to the sturdiness of the zippers, to loft of the duvet.
- Michele G.
★★★★★
Heavenly!
Every step of the doze experience is heavenly! It's so simple to put on and is like sleeping under a cloud! I know what everyone is getting for Christmas!
- Diana M.
★★★★★
I am Dumbstruck
I orderd the Lake king size bundle after seeing it on The View. The fact that I could snap the corners and zip the whole thing up? I hoped it would be ok. After putting it on my bed and getting it all set, I AM IN LOVE!!!
My husband and I always fuss over the fact that our duvet falls to the bottom of the bed and its cover. It has been frustrating to keep where it should be. This Doze cover actually works! Its design is genius and while I was standing there, wondering if I was putting the duvet in sideways, my husband pointed out that y'all wrote TOP OR BOTTOM on two sides. HALLELUJAH!
Beyond that, the material is unbelievably soft, the zipper seems incredibly sturdy and the duvet also is quality. What kind of magic is this?
Thank you for thinking of those of us who love quality, beautiful duvets and do not want to spend 45 minutes arm wrestling with our bedding.
- Ann G.
★★★★★


★★★★★
Can't sleep without it!
Not to be dramatic, but I don't think I'll ever be able to sleep without this duvet! It's so stupidly easy to put the cover on, but the best part is how comfy it is! It's like a literal cloud. It's like the most luxurious hotel bedding!
- Lauren M.
★★★★★
Easy to put together
This duvet, comforter set is a breeze to zip and snap together. Once in place..it's so comfy.
- Janis B.
★★★★★
Duvet Set
Perfect! So Cozy!!!
- Barbara V.
★★★★★
Perfect
I ordered this for my guest room and it's amazing! It's so easy to take on and off and everyone who stays with me raves about how nice it is! I bought this duvet for the convenience, but I'm incredibly impressed by the quality.
- Marlene T.

**The above testimonials may not be representative of the opinions or the experiences of other customers and are not a guarantee of future performance or success.*

Doze's exceptional comfort experience is reflected in a return rate below 5%, far outperforming the 2023 ecommerce average of 17.6% (includes all ecommerce industries). (Source) This strong retention demonstrates a high level of product satisfaction and has fostered a loyal customer base, with repeat customers returning for additional bundles and cover sets. We believe the brand's positive traction and expanding media footprint can help position Doze to scale further as it continues to pursue growth in customer acquisition, new product lines, and potential entry into hospitality and retail channels.

## Doze Investment Incentive Program

| Product Perks | Tier 1 $1,000 | Tier 2 $5,000 | Tier 3 $10,000 | Tier 4 $25,000 | Tier 5 $50,000 | Tier 6 $100,000 |
|---|---|---|---|---|---|---|
| Doze Bamboo Eye Mask (Black or Cream) | ● | ● | ● | ● | ● | ● |
| Doze Water Bottle (Engraved, Brumate) | | ● | ● | ● | ● | ● |
| Doze Founder's Edition Hat (Black on Black) | | | ● | ● | ● | ● |
| Doze Duvet Bundle (Cover, Shams, & Insert) | | | | ● | ● | ● |
| Doze Complete Bundle (Cover, Shams, Insert, Fitted Sheet, Flat Sheet, & Pillowcases) | | | | | ● | ● |
| VIP Membership (Employee discount on Doze products for 2 years) | | | | | | ● |
| Bonus Interest (Amount-Based) | 5% | 10% | 15% | 20% | 25% | 30% |

**Incentive program perks subject to terms and limitations. See the Terms section below for more info.*

# ABOUT

HEADQUARTERS
**1120 Holland Dr. Ste 10**
**Boca Raton, FL 33487**

WEBSITE
**View Site**

Doze offers luxury bedding solutions that simplify the hassle of making the bed with an easy-change duvet system. With early-stage traction in the $25 billion U.S. bedding market, Doze has been featured on ABC's The View and in Travel & Leisure magazine.

# TERMS

**Doze Bedding**

## Overview

INTEREST RATE
**5.0%**

VALUATION CAP
**$15M**

MATURITY DATE
**Dec 19, 2026**

FUNDING GOAL
**$20K - $1.24M**

## Breakdown

MIN INVESTMENT
**$300**

OFFERING TYPE
**Convertible Notes**

DISCOUNT
**20.0%**

TYPE OF EQUITY
**Common Stock**

CONVERSION TRIGGER
**$2,500,000**

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

| | Most Recent Fiscal Year-End | Prior Fiscal Year-End |
|---|---|---|
| Total Assets | $133,583 | $289,292 |
| Cash & Cash Equivalents | $56,474 | $131,400 |
| Accounts Receivable | $0 | $0 |
| Short-Term Debt | $63,667 | $76,733 |
| Long-Term Debt | $223,388 | $235,497 |
| Revenue & Sales | $199,123 | $8,355 |
| Costs of Goods Sold | $86,876 | $4,999 |
| Taxes Paid | $0 | $0 |
| Net Income | -$130,534 | -$124,771 |

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

*A convertible note offers you the right to receive Common Stock in Doze Bedding. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $2,500,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $15,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 5.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).*

**Annual Interest Rate subject to adjustment of 10% bonus for StartEngine noteholders. See 10% Bonus below.*

**Investment Incentives & Bonuses***

**Loyalty Bonus:** If you are a predesignated community member of Doze, you are eligible for an additional 20% bonus interest.

**Time-Based Perks**

**Early Bird 1:** Invest $1,000+ within the first 30 days | Doze Luxury Bamboo Eye Mask + 10% bonus interest

**Early Bird 2:** Invest $5,000+ within the first 30 days | Doze Engraved Water Bottle and Luxury Bamboo Eye Mask + 20% bonus interest

**Early Bird 3:** Invest $10,000+ within the first 30 days | Doze Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 30% bonus interest

**Early Bird 4:** Invest $25,000+ within the first 30 days | Doze Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 40% bonus interest

**Early Bird 5:** Invest $50,000+ within the first 30 days | Doze Complete Bedding Bundle, Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 50% bonus interest

**Early Bird 6:** Invest $100,000+ within the first 30 days | VIP membership with Doze for exclusive products & discounts, Complete Bedding Bundle, Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 60% bonus interest

**Flash Perks:**

**Flash Perk 1:** Invest $5,000+ between day 55 - 60 and receive 10% bonus interest

**Flash Perk 2:** Invest $5,000+ between day 70 - 75 and receive 10% bonus interest

**Amount-Based Perks:**

**Tier 1 Perk:** Invest $1,000+ and receive a Doze Luxury Bamboo Eye Mask + 5% bonus interest

**Tier 2 Perk:** Invest $5,000+ and receive a Doze Engraved Water Bottle and Luxury Bamboo Eye Mask + 10% bonus interest

**Tier 3 Perk:** Invest $10,000+ and receive a Doze Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 15% bonus interest

**Tier 4 Perk:** Invest $25,000+ and receive a Doze Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 20% bonus interest

**Tier 5 Perk:** Invest $50,000+ and receive a Doze Complete Bedding Bundle, Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 25% bonus interest

**Tier 6 Perk:** Invest $100,000+ and receive a VIP membership with Doze for exclusive products & discounts, Complete Bedding Bundle, Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 30% bonus interest

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

**The 10% StartEngine Venture Club Bonus**

Doze Inc. will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus rate they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

## ALL UPDATES

04.25.25

### 🏨 Hospitality Just Had Its Best Week Yet


Record Week for
Hospitality Sales

We've hit another milestone — our biggest hospitality sales week to date.

This milestone comes on the heels of our recent ***Good Housekeeping* 2025 Best Bedding Award***, adding to a growing list of media features and third-party recognition for our patent-pending Quick-Change Duvet System.

As more vacation rental hosts, boutique hotels, and short-term property managers discover the ease and durability of Doze, we've observed increased interest in bulk orders and B2B interest.

This milestone is a strong signal that Doze isn't just winning over everyday shoppers - we believe Doze is becoming a preferred solution for hospitality partners seeking better bedding, faster turnover, and 5-star reviews.

Let's keep building this together.

👉 **INVEST IN DOZE**

**Testing was done with 600 testers with in home tests as well as tests for performance, durability, construction and inspection along with in lab consumer tests to determine the Good Housekeeping award.*

*This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.*

04.08.25

## Back from Miami with Major Momentum

We just wrapped an exciting few days at eMerge Americas 2025 in Miami, where Doze was on the ground building relationships and expanding our network.

Not only did we meet with promising investors, but we also connected with content creators, software partners, back-office solution providers, and even the startup banking team at JPMorgan - all of whom can help support Doze as we grow.

These new conversations are helping us explore ways to strengthen our foundation and support our next phase of growth at Doze.

Be part of what's next and explore our campaign on StartEngine.
👉 **INVEST NOW**

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.15.25

## WINNER: Good Housekeeping's Best Bedding 2025


"Life-changing"
GOOD HOUSEKEEPING
BEDDING
2025
GOOD HOUSEKEEPING
WINNER
AWARDS

Every year, *Good Housekeeping* rigorously tests hundreds of bedding products, and this year, our Quick-Change Duvet System came out on top.

💬 What they said: *Good Housekeeping* called our duvet ***"life-changing"*** and praised its ***"ingenious design".***

**Why does this matter?**

- Trusted Industry Validation – *Good Housekeeping* is one of the most respected names in product testing.
- Real Customer Excitement – Every tester said Doze was an upgrade from their previous bedding.
- Growing Demand – This recognition supports our mission to innovate within the bedding industry.

💡 Now is your opportunity to invest in a company recognized for its innovative bedding solutions.

👉 **INVEST TODAY**

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.25.25

## Winner of TIME's Best Down Comforters of 2025


TIME
Best Down Comforters of 2025
WINNER
DOWN ALTERNATIVE
QUICK-CHANGE
COMFORTER SET

🚨 **BIG NEWS!** TIME just named Doze's Essentials Bundle Cover Set the Best Down Alternative Quick-Change Comforter Set! 🎉

In their feature, they called our patent-pending design "***genius***" and highlighted how it makes changing and cleaning bedding effortless.

Being recognized by a top publication like TIME highlights our current success and growth potential.

💡 Help us scale this exciting new demand even faster.

👉 **INVEST NOW**

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.18.25

## Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Doze Bedding offering. Here's an excerpt describing the specifics of the change:

---

*1. Removed Common Stock material rights that are instead governed by the Shareholder Agreement. 2. Revised Voting Rights risk factor to reflect terms applicable to the Convertible Note offering. 3. Included risk disclosure regarding the CEO's decision not to receive a salary. 4. Added disclosure of existing credit card debt ($35K) and related-party transactions. 5. Updated CEO roles to include Principal Accounting Officer (PAO). 6. Added information about intellectual property registrations. 7. Updated the Minimum Offering Amount to $20,000 and updated use of proceeds accordingly. 8. Extended the offering end date*

---

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

02.13.25

## Insider investment disclosure

One insider of the company has invested a total of $$101,700 in this offering. This investment was made by an individual related to the officer of the company. Please refer to the Company's offering materials for further information and refer to the Company's Risk Factors.

*This Reg CF offering is made available through StartEngine Primary LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.*

# REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

**10%** **Stack Venture Club & Rewards!**
Members get an extra 10% interest rate in addition to rewards below!

**Venture Club**
Venture Club Members earn 10% bonus interest rate on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

## $1,000
**Tier 1 Perk**
Invest $1,000+ and receive a Doze Luxury Bamboo Eye Mask + 5% bonus interest

Select

## $5,000
**Tier 2 Perk**
Invest $5,000+ and receive a Doze Engraved Water Bottle and Luxury Bamboo Eye Mask + 10% bonus interest

Select

## $10,000
**Tier 3 Perk**
Invest $10,000+ and receive a Doze Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 15% bonus interest

Select

## $25,000
**Tier 4 Perk**
Invest $25,000+ and receive a Doze Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 20% bonus interest

Select

## $50,000
**Tier 5 Perk**
Invest $50,000+ and receive a Doze Complete Bedding Bundle, Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 25% bonus interest

Select

## $100,000
**Tier 6 Perk**
Invest $100,000+ and receive a VIP membership with Doze for exclusive products & discounts, Complete Bedding Bundle, Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 30% bonus interest

Select

## JOIN THE DISCUSSION

What's on your mind?

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Post

Ice breaker! What brought you to this investment?

## HOW INVESTING WORKS

*Cancel anytime before 48 hours before a rolling close or the offering end date.*

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

## WHY STARTENGINE?

### REWARDS

We want you to succeed and get the most out of your money by offering rewards and memberships!

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Your info is your info. We take pride in keeping it that way!

### DIVERSE INVESTMENTS

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## FAQS

### How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

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### What will the return on my investment be?

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### Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company’s cancellation policy in the company’s offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

### What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs

**Important Message**

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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### StartEngine Marketplace

**StartEngine Marketplace** ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We upgraded the duvet cover. Just unzip, open, lay the insert, close, snap to secure corners, and re-zip. because making the bed shouldn't be so f*cking hard. Doze: The Easy Way to Duvet

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

**THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.**

**CONVERTIBLE PROMISSORY NOTE**
**SERIES 2024- CF**

$%%VESTING_AMOUNT%% %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the broker dealer StartEngine Primary LLC (collectively, the "Investors").

**1. Repayment.** All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on December 3, 2026 (the "Maturity Date").

**2. Interest Rate.** The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

**3. Conversion; Repayment Premium Upon Sale of the Company.**

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $2,500,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

**4.** **Maturity.** Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

**5.** **Expenses.** In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

**6.** **Prepayment.** The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

**7.** **Default.** In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

**8.** **Waiver.** The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

**9.** **Governing Law.** This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%%

residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

**10. Parity with Other Notes.** The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

**11. Modification; Waiver.** Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

**12. Assignment.** Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

**13. Electronic Signature.** The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

**%%NAME_OF_ISSUER%%:**
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

**Investor:**
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

FLORIDA DEPARTMENT OF STATE
Division of Corporations

June 28, 2023

FLORIDA FILING & SEARCH SERVICES, INC.

,

Re: Document Number P22000009393

The Articles of Amendment to the Articles of Incorporation of DOZE INC., a Florida corporation, were filed on June 27, 2023.

Should you have any questions regarding this matter, please telephone (850) 245-6050, the Amendment Filing Section.

Jasmine N Horne
Regulatory Specialist II
Division of Corporations

Letter Number: 423A00014619

Account number: FCA000000015

Amount charged: 35.00

## COVER LETTER

**TO:** Amendment Section
Division of Corporations

**NAME OF CORPORATION:** Doze, Inc.

**DOCUMENT NUMBER:** P22000009393

The enclosed ***Articles of Amendment*** and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Bryan Ginberg
Name of Contact Person

Doze Inc.
Firm/ Company

4910 Regency Circle
Address

Boca Raton, FL 33434
City/ State and Zip Code

bryan@dozebedding.com
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Steven Shishko at (617) 835-7037

Name of Contact Person — Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

- ■ $35 Filing Fee
- ☐ $43.75 Filing Fee & Certificate of Status
- ☐ $43.75 Filing Fee & Certified Copy (Additional copy is enclosed)
- ☐ $52.50 Filing Fee Certificate of Status Certified Copy (Additional Copy is enclosed)

**Mailing Address**
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

**Street Address**
Amendment Section
Division of Corporations
The Centre of Tallahassee
2415 N. Monroe Street, Suite 810
Tallahassee, FL 32303

**Articles of Amendment**
**to**
**Articles of Incorporation**
**of**

Doze Inc.

**(Name of Corporation as currently filed with the Florida Dept. of State)**

P22000009393

(Document Number of Corporation (if known))

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

**A. If amending name, enter the new name of the corporation:**

N/A

*The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."*

**B. Enter new principal office address, if applicable:**
***(Principal office address MUST BE A STREET ADDRESS)***

N/A

**C. Enter new mailing address, if applicable:**
***(Mailing address MAY BE A POST OFFICE BOX)***

N/A

**D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:**

*Name of New Registered Agent* N/A

*(Florida street address)*

*New Registered Office Address*: N/A ____________ *(City)*, Florida ____________ *(Zip Code)*

**New Registered Agent's Signature, if changing Registered Agent:**
*I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.*

_______________________________
*Signature of New Registered Agent, if changing*

**Check if applicable**
☐ The amendment(s) is/are being filed pursuant to s. 607.0120 (11) (e), F.S.

**If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:**

*(Attach additional sheets, if necessary)*

*Please note the officer/director title by the first letter of the office title:*

*P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.*

*Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.*

**Example:**

| | | |
|---|---|---|
| X Change | PT | John Doe |
| X Remove | V | Mike Jones |
| X Add | SV | Sally Smith |

| Type of Action (Check One) | Title | Name | Address |
|---|---|---|---|
| 1) ____ Change | ______ | N/A | N/A |
| ____ Add | | | ______ |
| ____ Remove | | | ______ |
| 2) ____ Change | ______ | ______ | ______ |
| ____ Add | | | ______ |
| ____ Remove | | | ______ |
| 3) ____ Change | ______ | ______ | ______ |
| ____ Add | | | ______ |
| ____ Remove | | | ______ |
| 4) ____ Change | ______ | ______ | ______ |
| ____ Add | | | ______ |
| ____ Remove | | | ______ |
| 5) ____ Change | ______ | ______ | ______ |
| ____ Add | | | ______ |
| ____ Remove | | | ______ |
| 6) ____ Change | ______ | ______ | ______ |
| ____ Add | | | ______ |
| ____ Remove | | | ______ |

**E. If amending or adding additional Articles, enter change(s) here.**
(Attach *additional sheets, if necessary*). *(Be specific)*

Article IV

The number of shares the Corporation is authorized to issue is: 10,000,000

**F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:**
*(if not applicable, indicate N/A)*

N/A

June 12, 2023

**The date of each amendment(s) adoption:** ______________________, if other than the date this document was signed.

N A

**Effective date** **<u>if applicable</u>:** ______________________

*(no more than 90 days after amendment file date)*

**Note:** If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

**Adoption of Amendment(s)** **<u>(CHECK ONE)</u>**

☐ The amendment(s) was/were adopted by the incorporators, or board of directors without shareholder action and shareholder action was not required.

■ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by ______________________"

*(voting group)*

6/12/23
Dated______________________

Signature ______________________

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Bryan Ginberg

(Typed or printed name of person signing)

President

(Title of person signing)